PE 12/31/2012



13000604

Received SEC

NO ACT

JAN 28 2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/13

Ernest S. DeLaney III
Moore & Van Allen PLLC
mikedelaney@mvalaw.com

Re: Nucor Corporation
Incoming letter dated December 31, 2012

Dear Mr. DeLaney:

This is in response to your letter dated December 31, 2012 concerning the shareholder proposal submitted to Nucor by William Steiner. We also have received letters on the proponent's behalf dated January 2, 2013, January 3, 2013, January 9, 2013, and January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Nucor Corporation
Incoming letter dated December 31, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in Nucor's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Nucor may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted upon at the upcoming annual shareholders' meeting include proposals sponsored by Nucor seeking approval to amend Nucor's certificate of incorporation and bylaws. You also represent that the proposal would directly conflict with Nucor's proposals. You indicate that inclusion of the proposal and Nucor's proposals in Nucor's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Nucor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Nucor Corporation (NUE)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 31, 2012 company request concerning this rule 14a-8 proposal.

It is a waste of company resources for the board to put a proposal to shareholder vote for a de minimis change of 3-1/3%. This is compounded by the requirement for this de minimis change of 3-1/3% to be approved by a supermajority of the total shares outstanding.

It is hard to imagine a supermajority of the voting power of the company getting excited about 3%. The board is potentially in violation of its fiduciary duty by wasting shareholder money. The company is asking the Staff to help it waste shareholder money.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: William Steiner
A. Rae Eagle <Rae.Eagle@nucor.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Nucor Corporation (NUE)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 31, 2012 company request concerning this rule 14a-8 proposal.

The company has absolutely no interest in the topic of this proposal – except as a ruse to avoid this rule 14a-8 proposal. Plus the company is spending shareholder money to make an immaterial variation in its supermajority requirements of 80% and 70%.

Plus the company will do no special solicitation to ensure that the required supermajority vote will be obtained to pass its immaterial proposals. The company can also say in its definitive proxy that its proposal is a close-call and then make a lukewarm statement. The company cites no precedent so slight as its 3-1/3% de minimis variation from 70% to 66-2/3%. If this proposal topic is submitted for 2014 the company might be tempted to test the waters for a variation from 70% to 69%.

The company reserves the right to dump its de minimis proposal – if the proponent withdraws his proposal.

Plus the company has not made a commitment to the Staff that if it publishes its own proposal on this topic that it will make the material disclosure in its 2103 definite proxy that it is making its own proposal in response to a proposal made by a shareholder in order to exclude the shareholder proposal. This is a material fact which cannot lawfully be omitted (rule 14a-9).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: William Steiner
A. Rae Eagle <Rae.Eagle@nucor.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Nucor Corporation (NUE)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 31, 2012 company request concerning this rule 14a-8 proposal.

The company has absolutely no interest in the topic of this proposal – except as a ruse to avoid this rule 14a-8 proposal. Plus the company is spending shareholder money to make an immaterial variation in its supermajority requirements of 80% and 70%. If the company is allowed to do this, it should at least be required to disclose in its definitive proxy that this rule 14a-8 proposal triggered this strictly defensive and immaterial move by the company.

Plus the company will do no special solicitation to ensure that the required supermajority vote will be obtained to pass its immaterial proposals. The company cites no precedent so slight as its 3-1/3% de minimis variation from 70% to 66-2/3%. If this proposal topic is submitted for 2014 the company might be tempted to test the waters for a variation from 70% to 69%.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: A. Rae Eagle <Rae.Eagle@nucor.com>

William Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Nucor Corporation (NUE)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 31, 2012 company request concerning this rule 14a-8 proposal.

The company has absolutely no interest in the topic of this proposal – except as a ruse to avoid this rule 14a-8 proposal. Plus the company is spending shareholder money to make an immaterial variation in its supermajority requirements of 80% and 70%. If the company is allowed to do this, it should at least be required to disclose in its definitive proxy that this rule 14a-8 proposal triggered this strictly defensive and immaterial move by the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: A. Rae Eagle <Rae.Eagle@nucor.com>

William Steiner

[NUE: Rule 14a-8 Proposal, October 22, 2012, Revised November 23, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded Nucor to "C" for increased concern regarding our directors' qualifications and ongoing concern over executive pay – $8 million for CEO Daniel DiMicco.

Our highest paid executives received stock options and restricted stock units (RSUs) that simply vested over time. Equity pay given as a long-term incentive should include performance requirements. Market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's performance. Certain performance-based RSUs relied on only one-year performance periods, which are far short of long-term, and were based on the main performance measure, return on equity, used to determine annual incentives. Finally, our highest paid executives were also eligible for long-term incentives that paid out in cash, which did nothing to link executive performance to long-term shareholder value.

Six of our directors had 11 to 16 years long-tenure which could erode independence. These directors controlled 15 of the 25 seats on our 3 board committees. All eight of our board's independent directors comprised the entire membership of our board's nomination committee and executive pay committees. Similarly, seven of our board's eight independent directors comprised our audit committee. This raised concerns about the decision-making process of our board and negated the benefit of the more typical, smaller committee structure which adds an additional layer of review on major decisions. Raymond Milchovich returned to our board with experience from the D-rated board of Foster Wheeler. Our Lead Director received our highest negative votes.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

December 31, 2012

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Nucor Corporation
Stockholder Proposal of William Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

Nucor Corporation (the "Company") hereby requests that the staff of the Division of Corporation Finance (the "Staff") advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the stockholder proposal described below (the "Stockholder Proposal") from its proxy materials for its upcoming annual stockholders meeting (the "2013 Annual Meeting"). The Stockholder Proposal was submitted to the Company by John Chevedden on behalf of William Steiner (the "Proponent"). As described more fully below, the Stockholder Proposal is excludable pursuant to Rule 14a-8(i)(9) because it directly conflicts with two of the Company's own proposals being submitted to stockholders at the 2013 Annual Meeting.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive proxy materials for the 2013 Annual Meeting with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Stockholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE STOCKHOLDER PROPOSAL

The Stockholder Proposal, which was initially received by the Company on October 22, 2012 and a revised draft thereof on November 23, 2012, calls for the adoption by the Company's stockholders of the following resolution:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Stockholder Proposal, including the Proponent's supporting statement, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by stockholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude stockholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(9) permits an issuer to exclude a stockholder proposal that directly conflicts with one of the issuer's own proposals to be submitted to its stockholders at the same meeting. The Stockholder Proposal, which seeks to replace all supermajority voting requirements in the Company's Restated Certificate of Incorporation (the "Charter") and Bylaws with a majority of votes cast standard, directly conflicts with the Company Proposals (defined below) to reduce these supermajority voting requirements as described below. The Company's stockholders would be confused if presented with both the Stockholder Proposal and the Company Proposals in the Company's proxy materials for the 2013 Annual Meeting. Additionally, an affirmative vote on both the Stockholder Proposal and the Company Proposals would result in exactly the kind of inconsistent and ambiguous result that Rule 14a-8(i)(9) was designed to prevent.

ANALYSIS

The Stockholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposals to be submitted to stockholders at the 2013 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), a company may exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that conflicting proposals need not be "identical in scope or focus" for this exclusion to be available. *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of the exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Stockholder Proposal requests that the Company's Board of Directors take the steps necessary to replace each supermajority voting requirement in the Company's Charter and Bylaws with a majority of votes cast standard. The Company's Charter and Bylaws currently include the following provisions that require a greater than simple majority vote:

(1) Article IX of the Charter requires the vote or consent of 80% of the outstanding voting shares of the Company to approve, among other things, certain business combinations with a greater than 10% stockholder of the Company.

(2) Article XI of the Charter requires the vote or consent of 80% of the outstanding voting shares of the Company to amend, alter, change or repeal certain specified provisions of the Charter.

(3) Article VIII of the Bylaws requires the vote of 70% of the outstanding voting shares of the Company to amend, alter or repeal the Bylaws.

At its regularly scheduled meeting held on December 5, 2012, the Company's Board of Directors approved, subject to stockholder approval at the 2013 Annual Meeting, amendments to the Company's Charter and Bylaws to reduce the supermajority voting requirements in (i) the Charter from 80% to 75% of the outstanding shares and (ii) the Bylaws from 70% to 66 ⅔% of the outstanding shares (the "Company Proposals"). The Company intends to include the Company Proposals in its definitive proxy materials for the 2013 Annual Meeting with a recommendation that its stockholders vote in favor of the Proposals.

The Staff has consistently taken the position that when a stockholder proposal and a company proposal would present alternative and conflicting decisions for stockholders, and submitting both proposals to a vote would create the potential for inconsistent and ambiguous results, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Safeway Inc.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010) (concurring in excluding a stockholder proposal to give holders of 10% of the company's outstanding shares the power to call a special meeting as conflicting with the company's proposal to allow holders of 25% of its outstanding shares to call a special meeting); *Herley Industries, Inc.* (Nov. 20, 2007) (concurring in excluding a stockholder proposal requesting majority voting for directors when the company indicated that it planned to seek stockholder approval of a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *AT&T Inc.* (Feb. 23, 2007) (concurring in excluding a stockholder proposal seeking to amend the company's bylaws to require stockholder ratification of any existing or future severance agreement with a senior executive as conflicting with the company's proposal for a bylaw amendment limited to stockholder ratification of future severance agreements); and *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring in excluding a stockholder proposal requesting that the board of directors adopt a policy prohibiting future stock option grants to senior executives as conflicting with the company's proposal to approve a stock option plan that permitted the granting of stock options to all employees, including senior executives).

Moreover, the Staff has permitted companies to exclude stockholder proposals to eliminate supermajority voting requirements under Rule 14a-8(i)(9) in circumstances nearly identical to the present case. Most recently, in SUPERVALU INC. (Apr. 20, 2012), the Staff allowed SUPERVALU to exclude a stockholder proposal requesting that the company amend its charter and bylaws to replace all supermajority voting provisions with a majority of votes cast standard because SUPERVALU represented that it planned to recommend to stockholders for approval amendments to the charter and bylaws which would reduce the supermajority voting requirements from 75% to 66 ⅔% of the company's outstanding shares. In response to SUPERVALU's request to exclude the proposal under Rule 14a-8(i)(9), the Staff noted the company's concern that including both the stockholder proposal and SUPERVALU's proposals would "present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results" if the stockholder proposal and SUPERVALU's proposals were approved. *See also Duke Energy Corporation* (Mar. 2, 2012) (concurring in excluding a stockholder proposal to eliminate supermajority voting requirements and replace them with a majority of votes cast standard as conflicting with the company's proposal to amend its charter to reduce the supermajority voting requirements from 80% to 75% of the outstanding shares); *Alcoa Inc.* (Jan. 6, 2012) (concurring in excluding a stockholder proposal to replace supermajority voting provisions with a majority of votes cast standard when the company indicated that it planned to submit its own proposals to reduce such supermajority voting provisions to a majority of shares outstanding standard); *Piedmont Natural Gas Company, Inc.* (Nov. 17, 2011) (concurring in excluding a stockholder proposal to eliminate supermajority voting requirements and replace them with a majority of votes cast standard when the company indicated that it planned to submit its own proposals to amend its charter and bylaws to reduce such supermajority voting requirements from 80% to 66 ⅔% of the outstanding shares); *Cognizant Technology Solutions Corporation* (Mar. 25, 2011) (same); *Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a stockholder proposal to replace supermajority voting provisions with a majority of votes cast standard as conflicting with the company's proposal to amend its charter to reduce such supermajority voting provisions to a majority of votes outstanding standard); *The Walt Disney Company* (Nov. 16, 2009; *recon. denied* Dec. 17, 2009) (concurring in excluding a stockholder proposal to eliminate supermajority voting requirements and replace them with a majority of votes cast standard when the company indicated that it planned to submit its own proposals to amend its charter to reduce certain supermajority voting requirements from 80% to 66 ⅔% of the outstanding shares and another supermajority voting requirement from 66 ⅔% to a majority of the outstanding shares); and *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a stockholder proposal to eliminate supermajority voting requirements and replace them with a majority of votes cast standard as conflicting with the company's own proposals to amend its charter and bylaws to reduce such supermajority voting requirements from 80% to 60% of the outstanding shares).

The facts in the present case are virtually identical to those in SUPERVALU INC. and each of the other no-action letter precedent cited above. The Stockholder Proposal would replace the supermajority voting requirements in the Company's Charter and Bylaws with a majority of votes cast standard, whereas the Company Proposals would reduce the supermajority voting requirements in the Charter from 80% to 75% of the outstanding shares and in the Bylaws from 70% to 66 ⅔% of the outstanding shares. As in each precedent cited above, the Stockholder Proposal would directly conflict with the Company Proposals because the proposals seek different voting thresholds for the same provisions in the Charter and Bylaws. Submitting both the Stockholder Proposal and the Company Proposals to the Company's stockholders at the 2013 Annual Meeting would, therefore, present alternative and conflicting decisions for stockholders, and an affirmative vote on both the Stockholder Proposal and the Company Proposals would result in an inconsistent, ambiguous and inconclusive mandate for the Company's Board of Directors. That is exactly the kind of result that Rule 14a-8(i)(9) was designed to prevent.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Division of Corporation Finance confirm the Staff will not recommend any enforcement action to the Commission if the Company omits the Stockholder Proposal from its proxy materials for the Company's 2013 Annual Meeting.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Ernest S. DeLaney III

ESD/krh

Enclosure

cc: A. Rae Eagle, General Manager and Corporate Secretary, Nucor Corporation
John Chevedden
William Steiner

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Daniel R. DiMicco
Chairman of the Board
Nucor Corporation (NUE)
1915 Rexford Rd
Charlotte NC 28211
Phone: 704 366-7000
Fax: 704 362-4208
FX: 704-943-7207

Dear Mr. DiMicco,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10-17-12
Date

cc: A. Rae Eagle
Corporate Secretary

[NUE: Rule 14a-8 Proposal, October 22, 2012]
Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated. And then be replaced by a requirement of a majority of the votes cast for and against proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded Nucor to "C" for increased concern regarding our directors' qualifications and ongoing concern over executive pay – $8 million for CEO Daniel DiMicco.

Our highest paid executives received stock options and restricted stock units (RSUs) that simply vested over time. Equity pay given as a long-term incentive should include performance-vesting criteria. Market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance. Certain performance-based RSUs relied on only one-year performance periods, which are far short of long-term, and were based on the main performance measure, return on equity, used to determine annual incentives. Finally, our highest paid executives were also eligible for long-term incentives that pay out in cash, which does nothing to tie executive performance to long-term shareholder value.

Six of our directors had 11 to 16 years long-tenure which can erode independence. These directors controlled 15 of the 25 seats on our 3 board committees. All eight of our board's independent directors comprised the entire membership of our board's nomination committee and executive pay committee. Similarly, seven of our board's eight independent directors comprised our audit committee. This raised concerns about the decision-making process of our board and negates the benefit of the more typical, smaller committee structure which adds an additional layer of review on major decisions. Raymond Milchovich returned to our board in 2012 bringing experience from the D-rated board of Foster Wheeler. Our Lead Director received our highest negative votes.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Simple Majority Vote Right – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 11-2-12	# of pages ▶
To A. Rae Eagle	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-993-7207 704-562-4208	Fax #	

November 1, 2012

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 1,400 shares of Du Pont E I De Nemours and Co. (DD), 9,600 shares of Illinois tool Works Incorporated (ITW), 8,600 shares of Nucor Group (NUE), and 11,000 shares of Public SVC Enterprise Group (PEG) in TD Ameritrade Clearing, Inc, DTC #0188, account ending *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Resource Specialist
TD Ameritrade

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Daniel R. DiMicco
Chairman of the Board
Nucor Corporation (NUE)
1915 Rexford Rd
Charlotte NC 28211
Phone: 704 366-7000
Fax: 704 362-4208
FX: 704-943-7207

REVISED NOV. 23, 2012

Dear Mr. DiMicco,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10-17-12
Date

cc: A. Rae Eagle
Corporate Secretary

[NUE: Rule 14a-8 Proposal, October 22, 2012, Revised November 23, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded Nucor to "C" for increased concern regarding our directors' qualifications and ongoing concern over executive pay – $8 million for CEO Daniel DiMicco.

Our highest paid executives received stock options and restricted stock units (RSUs) that simply vested over time. Equity pay given as a long-term incentive should include performance requirements. Market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's performance. Certain performance-based RSUs relied on only one-year performance periods, which are far short of long-term, and were based on the main performance measure, return on equity, used to determine annual incentives. Finally, our highest paid executives were also eligible for long-term incentives that paid out in cash, which did nothing to link executive performance to long-term shareholder value.

Six of our directors had 11 to 16 years long-tenure which could erode independence. These directors controlled 15 of the 25 seats on our 3 board committees. All eight of our board's independent directors comprised the entire membership of our board's nomination committee and executive pay committees. Similarly, seven of our board's eight independent directors comprised our audit committee. This raised concerns about the decision-making process of our board and negated the benefit of the more typical, smaller committee structure which adds an additional layer of review on major decisions. Raymond Milchovich returned to our board with experience from the D-rated board of Foster Wheeler. Our Lead Director received our highest negative votes.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Simple Majority Vote Right – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***